UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                             (Amendment No. _______)


                            FIRST COASTAL CORPORATION
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                                (Name of Issuer)

                          Common Stock, $1.00 Par Value
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                         (Title of Class of Securities)

                                 319 699 203 000
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                                 (CUSIP Number)
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Timothy P. Scanlan, Esq., Mestek, Inc.,
260 North Elm Street, Westfield, MA, 01085, (413) 568-9571
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(Name, Address and Telephone Number
 of Person Authorized to Receive Notices and Communications)

                                  July 7, 1999
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          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1         Name of Reporting Person:  Stewart B. Reed
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2         Check the Appropriate Box if a Member of a Group               (a) |_|
                                                                         (b) |X|
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3         SEC Use Only

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4         Source of Funds
                       See Item 3 of this Schedule 13D
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5         Check Box if Disclosure of Legal Proceedings is Required
                      Pursuant to Items 2(d) or 2(e)                         |_|

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6         Citizenship or Place of Organization
                                         United States
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7         Sole Voting Power
                                               133,759

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8         Shared Voting Power
                                                     0

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9         Sole Dispositive Power
                                               133,759

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10        Shared Dispositive Power
                                                     0

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11        Aggregate Amount Beneficially Owned by Each Reporting Person
                                               133,759

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12        Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

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13        Percent of Class Represented by Amount in Row (11)
                                         11.15 percent

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14        Type of Reporting Person
                                                    IN

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SEE INSTRUCTIONS BEFORE FILLING OUT


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Item 1.  Security and Issuer

         The title of the class of equity securities to which this Schedule relates is common stock, par value $1.00 per share ("Common Stock"), issued by First Coastal Corporation (the "Company"), the principal executive offices of which are located at 1200 Congress Street, Portland, Maine, 04102.

Item 2.  Identity and Background

         This statement is being filed by Stewart B. Reed, an individual whose business address is 260 North Elm Street, Westfield, Massachusetts 01085. Mr.
Reed is presently self-employed as a consultant, including a consulting arrangement with Mestek, Inc. ("Mestek"). Mestek's principal business is the manufacture of heating, ventilation and air conditioning products, and the address of the principal executive offices of Mestek is 260 North Elm Street, Westfield, Massachusetts 01085. During the last five years, Mr. Reed has not been convicted in a criminal proceeding nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order adjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of a violation of such laws. Mr. Reed is an American citizen.

Item 3.  Source and Amount of Funds or Other Consideration

         Approximately 85,043 shares of the common stock were purchased by Mr. Reed with his own funds deposited in a brokerage account maintained with Advest, Inc., and approximately 48,716 shares were purchased by Mr. Reed through Advest, Inc. on margin account in accordance with the standard terms of Advest, Inc. with respect to such accounts.

Item 4.  Purpose of Transaction

         On April 2, 2001, the Company released an announcement that it had entered into an agreement with Norway Bancorp ("Norway"), whereby Norway would acquire all of the issued and outstanding shares of the Company at $21.00 per share (the "Transaction"). The Transaction has been approved by the Board of Directors of each of the Company entered Norway, and is subject to shareholder and regulatory approval.

         Other than as described in this Item 4, Mr. Reed does not have any present plans or proposals concerning transactions in the Company's common stock or concerning the corporate affairs or transactions of the Company.

Item 5.  Interest in Securities of the Issuer

                  (a)-(b)  See cover page.

                  (c)      Not Applicable.

                  (d)      Not Applicable.

                  (e)      Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
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         Approximately  48,716 shares of the Company's  common stock were purchased by Mr. Reed through Advest, Inc. on margin account in accordance with the standard terms of Advest, Inc. with respect to such accounts.


Item 7.  Material to be Filed as Exhibits

         Not Applicable.

Signature.

         After reasonable inquiry the undersigned certifies that to the best of his knowledge and belief the information set forth in this statement is true, complete and correct.

/s/ STEWART B. REED                                             April 11, 2001
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    Stewart B. Reed                                               Date